Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A., pursuant to the contents of Law No. 6.404, dated December 15, 1976 (Brazilian Corporations Act) and the applicable Brazilian Securities and Exchange Commission regulations, hereby informs its shareholders and the market at large that, in connection with the Memorandum of Understanding entered into with Cencosud S.A. (“Cencosud”) and which is the subject of our Announcement to the Market dated June 17, 2013 (“MOU”), despite having acted in strict compliance with the contents of the MOU and used its best efforts to negotiate definitive contracts with Cencosud, it has failed to succeed in said negotiations, as a result of which the previously intended and disclosed association shall not be carried out.

São Paulo (SP), December 23, 2013.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer